SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

AUDIBLE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05069A302

(CUSIP Number)

Amazon.com, Inc.

1200 12th Avenue South

Suite 1200

Seattle, Washington 98144-2734

Attention: General Counsel

(206) 266-1000

Copy to:

William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 11, 2008

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). AMAZON.COM, INC. 91-1646860
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 21, 268,907[1]
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 21, 268,907[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,268,907[3]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 87.26%[4]
(14)	Type of Reporting Person CO

[1]

Represents (i) the 20,655,564 shares of common stock, par value $0.01 per share (the “Common Stock”) acquired by AZBC Holdings (as defined below) pursuant to the terms of the Offer (as defined below) and (ii) 613,343 shares of Common Stock previously owned by AZBC Holdings.

[2]	See footnote 1.
[3]	See footnote 1.
[4]	The percentage of Common Stock beneficially owned is based on 24,373,175 shares of Common Stock outstanding as of March 12, 2008.

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). AZBC HOLDINGS, INC. 20-5399655
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power -0-
(8) Shared Voting Power 21, 268,907[5]
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 21, 268,907[6]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,268,907[7]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11 87.26%[8]
(14)	Type of Reporting Person CO

[5]	See footnote 1 to Amazon.com, Inc.
[6]	See footnote 1 to Amazon.com, Inc.
[7]	See footnote 1 to Amazon.com, Inc.
[8]	See footnote 4 to Amazon.com, Inc.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated January 30, 2008, (the “Original Schedule 13D”), and is being filed by Amazon.com, Inc., a Delaware corporation (“Amazon”), and AZBC Holdings, Inc., a Delaware corporation (“AZBC Holdings” and, together with Amazon, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 13, 2008 (the Original Schedule 13D, together with the Amendment, the “Schedule 13D”) with respect to the shares of Common Stock of Audible, Inc.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On January 30, 2008, Amazon, AZBC Holdings and Audible, Inc., a Delaware corporation (“Audible”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) AZBC Holdings commenced a tender offer (including the subsequent offering period described in Item 4 below, the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $11.50 per share, net to the seller in cash without interest (the “Offer Price”), and (ii) following the consummation of the Offer, AZBC Holdings will be merged with and into Audible (the “Merger”), with Audible as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price.

The Reporting Persons estimate that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $280 million. Amazon will ensure that AZBC Holdings has sufficient funds to acquire all of the outstanding shares of Common Stock pursuant to the Offer and to fulfill its obligations under the Merger Agreement. It is anticipated that the required funds will be funded with Amazon’s available cash.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Overview

As described in Item 3 above, on January 30, 2008, Amazon, AZBC Holdings and Audible entered into the Merger Agreement. The purpose of the Offer and the Merger is for Amazon, through AZBC Holdings, to acquire control of, and the entire equity interest in, Audible. Pursuant to the Merger, Amazon will acquire all of the capital stock of Audible not purchased pursuant to the Offer, the option granted Amazon and AZBC Holdings in the Merger Agreement to purchase shares of Common Stock directly from Audible, or otherwise. Stockholders of Audible who tendered their shares of Common

Stock in the Offer ceased to have any equity interest in Audible or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Audible. On the other hand, after selling their Shares of Common Stock in the Offer or the subsequent Merger, stockholders will not bear the risk of any decrease in value of Audible.

Tender Offer

The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of March 10, 2008. On March 11, 2008, Amazon and AZBC Holdings announced the results of the Offer and that AZBC Holdings had accepted for purchase all of the 20,586,922 shares of Common Stock tendered in the Offer prior to the expiration of the initial offering period, which represented, together with the 613,343 shares owned by AZBC Holdings prior to commencement of the Offer, approximately 87.16% of the outstanding shares of Common Stock as of March 10, 2008. Such number of shares includes approximately 780,919 shares of Common Stock tendered pursuant to guaranteed delivery procedures. Except as otherwise indicated, all other references to percentages of outstanding Common Stock in this Amendment are based on 24,373,175 shares of Common Stock outstanding as of March 12, 2008. On March 11, 2008, Amazon and AZBC Holdings also announced that they had commenced a subsequent offering period under the Offer to permit Audible’s common stockholders who had not yet tendered their shares of Common Stock the opportunity to participate in the Offer and to receive the $11.50 per share cash consideration on an expedited basis by tendering their shares of Common Stock during the subsequent offering period rather than being required to wait for payment until completion of the Merger. The subsequent offering period commenced on March 11, 2008 and will expire at 5:00 p.m., New York City time, on March 14, 2008, unless further extended. All shares of Common Stock validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the Offer. At the date of this filing, AZBC Holdings has acquired approximately 68,642 additional shares of Common Stock in the subsequent offering period, and beneficially owns an aggregate of approximately 21,268,907 shares of Common Stock, representing approximately 87.26% of all the outstanding shares of Common Stock.

Designation of Directors

Pursuant to the Merger Agreement, AZBC Holdings is entitled to designate such number of directors on the board of directors of Audible (the “Board of Directors”) as will give AZBC Holdings representation on the Board of Directors equal to at least that number of directors which equals the product of (i) the total number of directors on the Board of Directors (after giving effect to the directors elected or designated by AZBC Holdings pursuant to this provision ) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Amazon and AZBC Holdings bears to the total number of Shares then outstanding. AZBC Holdings exercised its right, effective March 11, 2008, to designate directors to the Board of Directors, such that the Board of Directors is now comprised of (i) Jeffrey Blackburn, Michael George, Steven Kessel and Peter Krawiec, each an AZBC Holdings director, and (ii) Gary L. Ginsburg, William Washecka and Richard Sarnoff, each a continuing director.

Merger

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after consummation of the Offer, Amazon will cause the Merger to occur. The closing of the Merger, if required by applicable law, is subject to the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Common Stock. However, AZBC Holdings currently beneficially owns a majority of the outstanding shares of Common Stock. Further, following completion of the Offer, and after giving effect, if necessary and applicable, to the exercise of the Top-Up Option (as defined below) granted to Amazon and AZBC Holdings in the Merger Agreement, AZBC Holdings would own at least 90% of the outstanding shares of Common Stock, and the Merger would be completed without a meeting of Audible’s stockholders pursuant to Delaware’s “short form” merger statute. Upon the consummation of the Merger, (i) Audible will become a wholly owned direct subsidiary of Amazon and (ii) each share of Common Stock that has not been purchased pursuant to the Offer (other than those shares of Common Stock whose holders properly exercise their dissenters’ rights under the Delaware General Corporation Law) will be converted into the right to receive an amount per share equal to the price received by sellers in the Offer, subject to certain exceptions more fully described in the Merger Agreement.

Pursuant to the Merger Agreement, Audible granted to Amazon and AZBC Holdings an irrevocable option (the “Top-Up Option”) to purchase from Audible, at a price per share equal to the Offer Price, a number of authorized and unissued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock already owned by Amazon and AZBC Holdings, constitutes one share more than 90% of the number of shares of Common Stock outstanding immediately after Amazon or AZBC Holdings exercises the Top-Up Option.

Delisting of Common Stock.

Following the time that the Merger becomes effective, it is contemplated that the Common Stock will cease to be listed on The NASDAQ Global Market and registration of such Common Stock under the Exchange Act will be terminated.

The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit 4.1 to the Schedule 13D, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). On March 11, 2008, following the expiration of the initial offering period of the Offer, AZBC Holdings accepted for payment, and purchased, all of the approximately 21,200,265 shares of Common Stock that had been validly tendered into the Offer, which represented, together with the 613,343 shares of Common Stock owned by AZBC Holdings prior to the commencement of the Offer, approximately 87.16% of the outstanding shares of Common Stock as of March 10, 2008. Such number of shares includes shares tendered pursuant to guaranteed delivery procedures.

As of the date hereof, during the subsequent offering period, AZBC Holdings has accepted for payment and purchased at the Offer Price the numbers of shares of Common Stock set forth below on the date set forth below:

Date	Number of Shares
March 11, 2008	0
March 12, 2008	40,325
March 13, 2008	28,317
Total	68,642

As of the date hereof, AZBC Holdings beneficially owns an aggregate of approximately 21,268,907 shares of Common Stock representing approximately 87.26% of the outstanding shares of Common Stock. Accordingly, as of the date hereof, Amazon beneficially owns an aggregate of approximately 21,268,907 shares of Common Stock representing approximately 87.26% of the outstanding shares of Common Stock. Each of Amazon and AZBC Holdings has the power (i) to vote or direct the voting of 21,268,907 shares of Common Stock and (ii) to dispose or direct the disposition of 21,268,907 shares of Common Stock. Amazon and AZBC Holdings have become aware that William Gordon, a non-employee director of Amazon, is the beneficial owner of and has the sole power to vote and dispose of 15,000 shares of Common Stock. Both Amazon and AZBC Holdings disclaim beneficial ownership of such shares.

Except as set forth in this Item 5, none of Amazon or AZBC Holdings, and, to the knowledge of Amazon and AZBC Holdings, none of the persons named in Schedule I attached hereto beneficially owns any shares of Audible.

(c). Except as set forth or incorporated elsewhere in this report, none of Amazon or AZBC Holdings, and to the knowledge of Amazon and AZBC Holdings, none of the persons named in Schedule I attached hereto, has effected any transactions in shares of Audible during the past sixty (60) days.

(d). Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 13, 2008

AMAZON.COM, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President and Secretary

AZBC HOLDINGS, INC.

By:	/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

AMAZON.COM, INC:

Name	Principal Occupation or Employment
Directors

Jeffrey Bezos	Chairman of the Board, President and Chief Executive Officer of Amazon.com, Inc.

Tom Alberg	Managing Director of Madrona Venture Group, L.L.C. and a principal in Madrona Investment Group, L.L.C.

John Seely Brown	Visiting Scholar and Advisor to the Provost at the University of Southern California and Independent Co-Chairman of Deloitte & Touche USA LLP’s Center for Edge Innovation

John Doerr	General Partner of Kleiner Perkins Caufield & Byers

William Gordon	Executive Vice President and Chief Creative Officer of Electronic Arts, Inc.

Myrtle Potter	Executive Officer of Chapman Properties, Inc.

Thomas Ryder	Former Chairman and Chief Executive Officer of the Reader’s Digest Association, Inc.

Patricia Stonesifer	Chief Executive Officer of the Bill and Melinda Gates Foundation

Executive Officers

Jeffrey Bezos	See information set forth above.

Jeffrey Blackburn	Senior Vice President, Business Development

Sebastian Gunningham	Senior Vice President, Seller Services

Andrew Jassy	Senior Vice President, Web Services

Steven Kessel	Senior Vice President, Worldwide Digital Media

Marc Onetto	Senior Vice President, Worldwide Operations

Diego Piacentini	Senior Vice President, International Retail

Shelley Reynolds	Vice President, Worldwide Controller, and Principal Accounting Officer

Thomas Szkutak	Senior Vice President and Chief Financial Officer

Brian Valentine	Senior Vice President, Ecommerce Platform

Jeff Wilke	Senior Vice President, North America Retail

Michelle Wilson	Senior Vice President, General Counsel and Secretary

AZBC HOLDINGS, INC.

Directors

Jason Bristow	Treasurer of Amazon.com, Inc.

Shelley Reynolds	See information set forth above.

Michelle Wilson	See information set forth above.

Executive Officers

Jeffrey Blackburn	See information set forth above.

Jason Bristow	See information set forth above.

Michael George	Vice President, Digital

Peter Krawiec	Vice President, Corporate Development

Shelley Reynolds	See information set forth above.

Thomas Szkutak	See information set forth above.

Michelle Wilson	See information set forth above.